VOZROZHDENIE BANK

File № 82-4257

RECEIVED

2007 JAN -3 A 7:17

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Дата 18.12.06

№ 1101/10976

Bank Vozrozhdenie
7/4 Luchnikov Per., Bldg. 1, Moscow, GSP, 101990, Russia
Tel. +7 (495) 777-0888, Fax +7 (495) 620-1999
vbank@co.voz.ru // www.vbank.ru

07020158

Securities and Exchange Commission
Division of Corporate Finance
Room 3094 (3-6)
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

SUPPL

**Re: Exemption № 82-4257**

PROCESSED
JAN 09 2007
THOMSON FINANCIAL

The message

In connection with V.Bank exemption, pursuant to Rule 12g3-2(b) from the registration and reporting requirements of the Securities Exchange Act of 1934, and in compliance with our ongoing requirements under Rule 12g3-2(b)(1)(iii), Bank Vozrozhdenie forward to you Message of the data that can affect materially the value of the joint-stock company's securities.

Sincerely,

Alexander V. Dolgopolov
Deputy Chairman of the Board

# MESSAGE

## of the data that can affect materially the value of the joint-stock company's securities

Information about setting-up (liquidation) of branches and/or opening (closing) of representative offices of the joint-stock company

| 1. General Data | |
|---|---|
| 1.1. Full corporate name of the issuer: | Bank Vozrozhdenie |
| 1.2. Abbreviated legal name of the issuer: | V.Bank |
| 1.3. Location of the issuer: | Luchnikov lane, 7/4 –1, Moscow GSP-9, 101999, Russia. |
| 1.4. State registration number: | 1027700540680 |
| 1.5. Identification tax number: | 5000001042 |
| 1.6. Unique code of the issuer assigned by the registration body: | 1439 |
| 1.7. Internet site used for disclosing information: | http://www.vbank.ru/investors/material-facts |
| 1.8. Name of periodical(s) used by the issuer for publishing information: | Newspaper «Izvestia» |

| 2. Summary of the message |
|---|
| 2.1. Date of holding the meeting of the Board of Directors: December 08, 2006. |
| 2.2. Date of drawing-up (and no.) of the minutes of the Board of Directors of Bank Vozrozhdenie December 11, 2006, Minutes # 5. |
| 2.3. Summary of the resolution adopted by the Board of Directors: |
| 2.3.1. To close Ostankinskiy Branch of Open Joint-stock company Bank Vozrozhdenie, located at the address: ul. Obraztsova 31-2, Moscow 127018 |
| 2.3.2. To set up a liquidation commission and approve Plan of measures on closing Ostankinskiy Branch of Open Joint-stock company Bank Vozrozhdenie |

| 3. Signature | | |
|---|---|---|
| 3.1. Deputy Chairman of the Board | (signature) | A.V. Dolgopolov |
| 3.2. Data December 11, 2006 | *Stamp* | |